

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

<u>Via E-mail</u>
Alan Sokol
Chief Executive Officer
Hemisphere Media Group, Inc.
c/o Cine Latino, Inc.
2000 Ponce de Leon Boulevard, Suite 500
Coral Gables, FL 33134

> **Re:** **Hemisphere Media Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 1, 2013**
> **File No. 333-186210**

Dear Mr. Sokol:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Question And Answers, page 3</u>

<u>How much will I receive if I exercise my redemption rights?, page 13</u>

1. Please clarify the disclosure added on page 13 in response to comment 17 from our letter dated February 21, 2013 that "…even if the Transaction is not consummated, holders of Public Shares who elected to redeem Public Shares would receive the same portion of the Trust Account that they would receive upon liquidation." Are you stating that the alternate redemption price (i.e., the amount other than the fixed price of $10.05) is the same amount shareholders would receive upon liquidation and that this redemption value would be approximately $10.05 as of the specified date? Please advise and revise as appropriate.

Material U.S. Federal Income Tax Consequences, page 30

2. Please supplement the disclosure added in response to comment 21 from our letter dated February 21, 2013 to briefly address the material tax consequences of the Warrant Amendment.

Selected Historical Financial Data of Azteca, page 32

Comparative Historical and Pro Forma Per Share Data, page 38

3. We note your response to comment 22 from our letter dated February 21, 2013. Please include your alternate pro forma presentation of Weighted average shares outstanding – Basic and diluted at December 31, 2012 and Basic and Diluted net income per Common Share.

Risk Factors Relating to the Transaction, page 59

Azteca stockholders cannot be sure of the market value of the shares of Hemisphere Class A common stock to be issued upon completion of the Transaction, page 59

4. The disclosure added in response to comment 26 from our letter dated February 21, 2013 suggests that Azteca's officers and directors may seek an amendment to the company's amended and restated certificate of incorporation to relieve the company from the obligation to dissolve if the company has not consummated a business combination by April 6, 2013. Please reconcile this information with the conflicting information on page 74. If necessary, revise throughout the prospectus/proxy statement to prominently disclose the circumstances under which Azteca's officers and directors would seek such an amendment.   Fully describe how the prospect of such an amendment impacts a shareholder's decision to vote for or against the relevant proposals as well as the decision of whether to exercise redemption rights.

5. We note the disclosure from Azteca's Form S-1 filed June 24, 2011 which states "[w]e and our directors and officers have agreed not to propose any amendment to our certificate of incorporation that would affect the substance and timing of our obligation to redeem our public shares if we are unable to consummate our initial business combination within 21 months from the closing of this offering." Please disclose what risks might stem from a decision to now seek such an amendment.

Azteca, WAPA and Cinelatino will be subject to business uncertainties and contractual restrictions while the Transaction is pending, page 63

6. Please explain how your response to comment 27 from our letter dated February 21, 2013, which indicates that the "Transaction will not trigger any termination rights in any of [your] customer contracts," comports with the disclosure on page 63 which indicates

Alan Sokol
Hemisphere Media Group, Inc.
March 8, 2013
Page 3

that "[c]ertain of WAPA's and Cinelatino's agreements with their customers have provisions that may allow such customers to terminate the agreements if the Transaction is completed."

Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of WAPA, page 98

7. Much of the information added in response to comment 30 from our letter dated February 21, 2013 restates information already provided within the respective business summaries of WAPA and Cinelatino. Please revise to avoid redundancy. Supplement the retained information regarding Cinelatino to discuss the strategy disclosed on page 157 to convert Cinelatino to an ad-supported business model.

Background of the Transaction, page 152

8. We note that there are significant gaps of time where there was no contact between representatives of Azteca and representatives of WAPA and Cinelatino, such as a gap from September 2011 to April 2012 and another gap from April 2012 to September 2012. Please discuss what activities Azteca was engaged in during those periods, particularly with respect to evaluating potential business combination transactions.

9. In accordance with comments 46, 47 and 48 from our letter dated February 21, 2013, please further revise your disclosure to provide more meaningful information about the substance and importance of the meetings, the information exchanged and discussed, the development of the structure of the transaction, and how these meetings resulted in the final amount and form of consideration for the Transaction and related matters. For example,

- Explain the nature of the information contained in the Confidential Information Memorandum received by Azteca on September 25, 2012.
- Distinguish the issues covered during the October 18, 2012 and October 25, 2012 meetings and the discussions held between October 25, 2012 and November 13, 2012, including changes in the valuation and structure of a possible transaction.
- Disclose the key terms of the letter of intent entered into in December 2012.
- Describe the January 9, 2013 discussions about the value proposition of the Transaction.
- Identify the open business issues from the January 14, 2013 meeting and describe with specificity the financial information from WAPA and Cinelatino that Azteca's board was to receive.
- Describe the open terms agreed to on January 22, 2013.

10. Throughout this section you refer to discussions regarding the valuation, terms and structure of a possible transaction between Azteca, WAPA and Cinelatino. Please describe the salient factors the parties considered and any material negotiation points that

were resolved in determining valuation, terms and structure of the Transaction. In addition, disclose what alternative structures to the Transaction were considered and why the relevant parties chose to forego those alternatives.

11. Please revise the disclosure added in response to comment 51 from our letter dated February 21, 2013 to identify the outside directors of Azteca who were familiar with Cinelatino's Mexican operations and describe the nature of that familiarity.

12. We note your response to comment 50 from our letter dated February 21, 2013. Please revise to include all the projections within the prospectus/proxy statement that the Azteca board has considered in connection with evaluating and Transaction and Warrant Amendment and recommending that the Azteca stockholders and warrant holders vote for the proposals. Disclose the dates on which the board received both the initial projections and any updated projections. In addition, disclose any material assumptions underlying the projections and how the board considered this information.

Recommendation of the Azteca Board; Reasons for the Transaction, page 156

13. Please expand the disclosure added in response to comment 53 from our letter dated February 21, 2013 to more fully explain the Azteca board's consideration of bulleted items one through three from comment 53. Your disclosure should make clear why the board determined that the terms of the Transaction are fair to, and in the best interests of, Azteca and its stockholders, as you disclose on pages 26 and 156.

14. Supplement the disclosure added in response to comment 54 from our letter dated February 21, 2013 to provide more detailed and quantified disclosure about the analyses conducted by the Azteca board. For example, discuss why the Azteca board chose the particular companies as comparable companies. Discuss the material figures considered by Azteca's board in its comparison of Hemisphere's financial position and projected performance to that of the comparable companies. Explain how the figures support Azteca's board's determination that Hemisphere's growth opportunities compared favorably to the growth expectations of the comparator group, as indicated on page 157.

Material U.S. Federal Income Tax Consequences of the Transaction to Azteca Stockholders, page 163

15. The disclosure revised in response to comment 57 from our letter dated February 21, 2013 sets forth counsel's opinion that the mergers, taken together, "will" qualify as an exchange described in Section 351 of the Code. We note, however, that counsel does not opine to the effect Revenue Ruling 73-233 has on that outcome. Since the effect of Revenue Ruling 73-233 appears to constitute a material legal conclusion underlying counsel's opinion, it is unclear how counsel can deliver a "will" opinion. Please advise and revise as necessary. To the extent counsel cannot deliver a "will" opinion, please

revisit comments 21 and 58. Refer to Section III.C.3. of Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm.

16. Please disclose whether the Transaction will be taxable or tax free to Hemisphere, Azteca, WAPA and Cinelatino. If the Transaction will be taxable, please provide a discussion of the material impact on the combined company.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 196</u>

17. We note your response to comment 62. We do not believe that you have provided us with sufficient evidence that WAPA and Cinelatino are entities under common control. You have stated that the stockholders agreement of Cinelatino gave InterMedia certain over-riding control rights beyond what its voting percentage in Cinelatino would otherwise indicate. You then list those rights. Tell us in detail about the rights of the other shareholders of Cinelatino and how those rights affect InterMedia's presumed control. We do not find your references to the accounting literature to be compelling in supporting your position. Please provide us with the agreement between the parties that requires both of them to vote and act in concert regarding <u>all</u> matters. If you are unable to provide the requested information, please tell us how you applied the guidance in ASC 805-10-25-5 in evaluating whether one of these combining entities is the accounting acquirer. In your response discuss in detail how you evaluated each of the factors in paragraphs 805-10-55-11 through 55-15.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

CC: <u>Via E-mail</u>
        Tracey A. Zaccone, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP